# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton St., 80th Floor, Suite A, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002028474

## Reporting persons
- Framework Ventures IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 952,312; sole dispositive power 0; shared dispositive power 952,312; aggregate amount beneficially owned 952,312 (9% of the class)
  Comment: Includes 952,312 shares of Class A Common Stock held by Framework Ventures IV L.P.
- Framework Ventures Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 952,312; sole dispositive power 0; shared dispositive power 952,312; aggregate amount beneficially owned 952,312 (9% of the class)
  Comment: Includes 952,312 shares of Class A Common Stock held by Framework Ventures IV L.P.
- Framework Ventures IV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 952,312; sole dispositive power 0; shared dispositive power 952,312; aggregate amount beneficially owned 952,312 (9% of the class)
  Comment: Includes 952,312 shares of Class A Common Stock held by Framework Ventures IV L.P.
- Spencer Vance: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 121,150; shared voting power 1,199,762; sole dispositive power 121,150; shared dispositive power 1,199,762; aggregate amount beneficially owned 1,320,912 (12.4% of the class)
  Comment: Includes 121,150 shares of Class A Common Stock held personally by Vance Spencer, 952,312 shares of Class A Common Stock held by Framework Ventures IV L.P. and 247,450 shares of Class A Common Stock held by Framework Labs, Inc.
- Anderson Michael Ernest: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,199,762; sole dispositive power 0; shared dispositive power 1,199,762; aggregate amount beneficially owned 1,199,762 (11.3% of the class)
  Comment: Includes 952,312 shares of Class A Common Stock held by Framework Ventures IV L.P. and 247,450 shares of Class A Common Stock held by Framework Labs, Inc.
- Framework Labs, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 247,450; sole dispositive power 0; shared dispositive power 247,450; aggregate amount beneficially owned 247,450 (2.3% of the class)
  Comment: Includes 247,450 shares of Class A Common Stock held by Framework Labs, Inc.

## Item 1. Issuer
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton St., 80th Floor, Suite A, NEW YORK, NEW YORK, 10007.

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by Framework Ventures IV L.P. ("Framework LP"), Framework Ventures IV GP LLC ("Framework GP"), Framework Ventures Management LLC ("Framework Management"), Vance Spencer ("Mr. Spencer"), Michael Ernest Anderson ("Mr. Anderson") and Framework Labs, Inc. ("Framework Labs", and together with Framework LP, Framework GP, Framework Management, Mr. Spencer and Mr. Anderson, the "Reporting Persons"). Framework GP is the general partner of Framework LP. Framework Management is the investment manager of Framework LP. Mr. Spencer and Mr. Anderson are members and the managers of Framework GP and the managing members of Framework Management. Mr. Spencer and Mr. Anderson serve as executive officers and directors of Framework Labs. Each of Mr. Spencer and Mr. Anderson may be deemed to share voting power over the shares held by Framework Labs by virtue of their positions with Framework Labs. Mr. Spencer and Mr. Anderson are control persons of Framework Labs and Framework LP.

The filing of this statement should not be construed as an admission that the Reporting Persons are, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address and principal business office of each of the Reporting Persons is 600 Montgomery Street, Floor 42, San Francisco, CA 94111.
Citizenship: Framework LP is a Delaware limited partnership. Framework GP is a Delaware limited liability company. Framework Management is a Delaware limited liability company. Framework Labs is a Delaware corporation. Mr. Spencer is a citizen of the United States of America. Mr. Anderson is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 10,639,547 shares of Class A Common Stock outstanding as of March 2, 2026, as reported by the Issuer in its Form 10-K filed with the SEC on March 13, 2026.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated by reference herein.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24.1 Power of Attorney
Exhibit 24.2 Power of Attorney
Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons

## Signatures
- Framework Ventures IV L.P.: /s/ John DiCerbo, John DiCerbo, attorney-in-fact for Michael Ernest Anderson, Authorized Signatory (04/06/2026)
- Framework Ventures Management LLC: /s/ John DiCerbo, John DiCerbo, attorney-in-fact for Michael Ernest Anderson, Authorized Signatory (04/06/2026)
- Framework Ventures IV GP LLC: /s/ John DiCerbo, John DiCerbo, attorney-in-fact for Michael Ernest Anderson, Authorized Signatory (04/06/2026)
- Spencer Vance: /s/ John DiCerbo, John DiCerbo, attorney-in-fact for Vance Spencer (04/06/2026)
- Anderson Michael Ernest: /s/ John DiCerbo, John DiCerbo, attorney-in-fact for Michael Ernest Anderson, Authorized Signatory (04/06/2026)
- Framework Labs, Inc.: /s/ John DiCerbo, John DiCerbo, attorney-in-fact for Michael Ernest Anderson, Authorized Signatory (04/06/2026)